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SEC FILE NUMBER 1-6615

CUSIP NUMBER 868168105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

(Check one):        ☒ Form 10-K        ☐ Form 20-F        ☐ Form 11-K        ☐ Form 10-Q        ☐ Form N-SAR        ☐ Form N-CSR

For Period Ended: December 26, 2004

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Superior Industries International, Inc.

Full Name of Registrant

Former Name if Applicable

7800 Woodley Avenue

Address of Principal Executive Office (Street and Number)

Van Nuys, CA 91406

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

We expect to file our Annual Report on Form 10-K for the year ended December 26, 2004 on Tuesday March 15, 2005. Despite diligent efforts, the work necessary to complete the Annual Report on Form 10-K could not be finished in sufficient time to permit the filing on the scheduled due date of Friday, March 11, 2005.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

R. Jeffrey Ornstein	818	902-2700

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

As the Registrant previously announced, for the three months ended December 31, 2004, revenue increased 1.6% to $234,501,000 from $230,705,000 for the fourth quarter of 2003, and net income was $11,929,000, or $0.45 per diluted share. This compares to net income of $23,051,000, or $0.85 per diluted share, for the fourth quarter of the prior year.

As also previously announced, for the twelve months ended December 31, 2004, revenue increased 7.3% to $901,755,000, from $840,349,000 for 2003. Net income was $44,655,000, or $1.67 per diluted share. This compares to net income for 2003 of $73,720,000, or $2.73 per diluted share.

SUPERIOR INDUSTRIES INTERNATIONAL, INC. (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 14, 2005	By:	/s/ R. JEFFREY ORNSTEIN
R. Jeffrey Ornstein
Vice President and Chief Financial Officer